YURKO PARTNERS, P.C.
Attorneys at Law

Douglas W. Salvesen
617.381.4404 (Direct)

September 12, 2023

Michael Joseph Donovan, Clerk-Magistrate
Suffolk Superior Court
3 Pemberton Square, 12th Floor
Boston, MA 02108

Re: Minturn v. Monrad, et al.
Civil Action No. 2284CV01548

Dear Sirs:

I have enclosed herein the following document in the above-referenced matter.

1. Joint Stipulation of Dismissal.

Please docket accordingly. If you have any questions, feel free to call me.

Very truly yours,

Douglas W. Salvesen

Enclosure
cc: Counsel of Record (w/enclosure)

One Tech Drive • Suite 205 • Andover, Massachusetts 01810-2452
Tel: 617.381.4402 • dsalvesen@yurkopartners.com

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss SUPERIOR COURT

ROBERT B. MINTURN, Plaintiff, v. BRUCE H. MONRAD, et al., Defendants.	C.A. No. 2284CV01548

JOINT STIPULATION OF DISMISSAL

Pursuant to Mass. R. Civ. P. 41(a)(1)(i), Plaintiff Robert B. Minturn and Defendants Bruce H. Monrad, et al., hereby jointly stipulate to the dismissal with prejudice of each and every claim and counterclaim in this action, without costs or attorney's fees to any party. The parties further agree to waive all rights of appeal.

ROBERT B. MINTURN

By his attorneys,

/s/ Richard J. Yurko

Richard J. Yurko (BBO No. 538300)
YURKO PARTNERS, P.C.
One Tech Drive, Suite 205
Andover, MA 01810
Tel: (617) 381-4404

BRUCE H. MONRAD, Individually and as the Personal Representative of the Estate of ERNEST E. MONRAD, GEORGE P. BEAL, CHARLES R. DAUGHTERY and PETER J. BLAMPIED,

By their attorneys,

/s/ Joseph A. Campo

Jospeh A. Campo (BBO No. 712269)
BOYLE | SHAUGHNESSY LAW, P.C.
695 Atlantic Avenue, 11th Floor
Boston, MA 02111
Tel: 617-451-2000

Dated: September 11, 2023

CERTIFICATE OF SERVICE
I hereby certify that a true copy of the above document was served upon the attorney of record for each other party by mail-~~hand~~ on 9-12-23
DOUG SALVESEN